Exhibit 99.1

     FINANCIAL FEDERAL CORPORATION REPORTS FIRST QUARTER RESULTS


NEW YORK, NY: December 3, 2008 - Financial Federal Corporation (NYSE: FIF) today announced results for its first quarter ended October 31, 2008. Net income for the quarter decreased 8% to $11.7 million from $12.7 million in the first quarter of fiscal 2008. Diluted earnings per share decreased by 6% to $0.47 from $0.50. Finance receivables originated during the quarter were $225 million compared to $259 million in the first quarter of fiscal 2008. Finance receivables outstanding decreased to $1.89 billion at October 31, 2008 from $1.94 billion at July 31, 2008.


Paul R. Sinsheimer, CEO, commented: "We continued to produce outstanding operating results and asset quality during the first quarter of fiscal 2009 considering the extreme turmoil in capital markets and deteriorating economic conditions. We have also chosen to lower our leverage because of this difficult business environment. Our net charge-offs and non-performing assets remained manageable and their future trends will most likely reflect what happens to the economy in general. I am encouraged by the consideration of a new economic stimulus package centered around infrastructure programs and its potential beneficial impact on the country and our business."

Steven F. Groth, CFO, remarked: "Our liquidity continued to increase during the quarter to $398 million through selective underwriting and the renewal of a two-year $30 million unsecured committed bank credit facility. We also returned 11% on our equity for the quarter with a 3.3x leverage. We are exploring the potential benefits of applying for a national bank charter."


Financial Highlights
  * Net interest margin improved to 5.71% in the first quarter from 5.15% in the first quarter of fiscal 2008, the net yield on our finance receivables declined to 8.89% from 9.28% and our cost of debt declined to 4.26% from 5.33% because of decreases in short-term market interest rates.
  * The provision for credit losses was $1.4 million in the first quarter and $0.4 million in first quarter of fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, delinquencies and non-performing assets.
  * Salaries and other expenses increased by 10% to $7.2 million in the first quarter from $6.5 million in the first quarter of fiscal 2008 because of higher non-performing asset costs. The efficiency ratios were 26.0% and 23.7% and the expense ratios were 1.48% and 1.22%.
  * Return on equity declined to 11.0% for the first quarter compared to 13.0% for the first quarter of fiscal 2008 and leverage decreased 23% to 3.3 at October 31, 2008 from 4.3 at October 31, 2007.

Asset Quality
Asset quality has been declining due to recessionary economic conditions but remained favorable in the first quarter of fiscal 2009:
  * Net charge-offs were $1.4 million or 0.29% of average finance receivables (annualized) compared to net charge-offs of $1.2 million or 0.24% in the fourth quarter of fiscal 2008, and net charge-offs of $0.4 million or 0.07% in the first quarter of fiscal 2008.
  * Non-performing assets were 2.44% of finance receivables at October 31, 2008 compared to 2.41% at July 31, 2008 and 1.32% at October 31, 2007.
  * Delinquent receivables (60 days or more past due) were 1.19% of total receivables at October 31, 2008 compared to 1.18% at July 31, 2008 and 0.73% at October 31, 2007.


Conference Call
The Company will host a conference call December 4, 2008 at 11:00 a.m. (ET) to discuss its first quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes (v) increased competition (vi) the inability to retain key employees and
(vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000


         CONDENSED CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
Three months ended October 31,                     2008          2007
---------------------------------------------------------------------
Finance income                                  $42,993       $49,596
Interest expense                                 15,386        22,081
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Net finance income before provision for
  credit losses on finance receivables           27,607        27,515

Provision for credit losses on finance
  receivables                                     1,400           400
---------------------------------------------------------------------
  Net finance income                             26,207        27,115

Salaries and other expenses                       7,169         6,509
---------------------------------------------------------------------
  Income before provision for income taxes       19,038        20,606
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Provision for income taxes                        7,359         7,940
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     NET INCOME                                 $11,679       $12,666
=====================================================================
Earnings per common share:
     Diluted                                      $0.47         $0.50
     Basic                                        $0.48         $0.51
=====================================================================
Number of shares:
     Diluted                                     24,988        25,429
     Basic                                       24,564        24,681
=====================================================================


          CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                          (In thousands)

=====================================================================
                             October 31,      July 31,    October 31,
                                    2008          2008           2007
---------------------------------------------------------------------
ASSETS

Finance receivables            $1,885,488    $1,940,792    $2,125,172
Allowance for credit losses       (24,789)      (24,769)      (24,020)
---------------------------------------------------------------------
  Finance receivables - net     1,860,699     1,916,023     2,101,152

Cash                               10,319         8,232         7,821
Other assets                       20,082        18,613         8,978
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TOTAL ASSETS                   $1,891,100    $1,942,868    $2,117,951
=====================================================================

LIABILITIES

Debt                           $1,408,000    $1,467,000    $1,658,700
Accrued interest, taxes and
  other liabilities                57,927        60,996        71,335
---------------------------------------------------------------------
    Total liabilities           1,465,927     1,527,996     1,730,035

STOCKHOLDERS' EQUITY              425,173       414,872       387,916
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY   $1,891,100    $1,942,868    $2,117,951
=====================================================================